UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-42757

BRBI BR Partners S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

3,732, Floor 28, CEP 04538-132

Avenida Brigadeiro Faria Lima

São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒      Form 40-F: ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Material Fact - Intragroup Corporate Shareholders Reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2025

BRBI BR Partners S.A.

By:	/s/ Vinicius Carmona Cardoso
Name:	Vinicius Carmona Cardoso
Title:	Investor Relations Officer

2